John R. Sult Senior Vice President, Chief Financial Officer and Controller

July 17, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:      El Paso Pipeline Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 2, 2009
File No. 001-33825

Dear Mr. Owings:

We received your letter dated June 26, 2009, commenting on the above referenced document.  Below are the comments contained in your letter followed by our responses:

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of…page 29

Results of Operations, page 33

1.
Please refer to your narrative analysis of results of operations beginning at the top of page 34. Please ensure that this discussion of the results of operations in future filings covers the three year period covered by the financial statements and uses year to year comparisons. For example, your discussion of Operational Gas and Revaluations appears to explain how 2008 differed from 2007, but does not appear to address how 2007 differed from 2006. Similarly, your discussion of Operating and General and Administrative Expenses appears to explain how 2008 differed from 2007, but does not appear to address how 2007 differed from 2006. We remind you that one of the primary objectives of management's discussion and analysis is to provide enough context around your results and enough insight into the underlying factors that drove your results that investors can ascertain the likelihood that past performance is indicative of future performance.

Response
In our Management’s Discussion and Analysis (MD&A) we provide a tabular analysis that shows variances between each of the noted periods.  We also provide supplementary variance explanations where further clarification is appropriate.  As you noted, we have discussed significant items impacting our Operational Gas and Revaluations in 2008 and 2007 but not specifically in 2006.  Absent the specific event noted in 2007, we determined that there were no other significant variance items to discuss between 2006 and 2007 and thus did not provide any additional explanatory information for this item in 2006.  In our discussion of Operating and General and Administrative Expenses, we provided additional information regarding the 2008 to 2007 variance given its significance to the change in EBIT between those years.  We did not consider the 2007 to 2006 variance in this line item of $0.5 million to be significant to warrant further explanation. In future filings, to the extent material, we will clarify our disclosures of year-over-year comparisons.  Where applicable, we will also provide additional numerical analysis for material changes in the various elements between each year identified in the EBIT Analysis table included in MD&A in our Form 10-K.  To the extent trending information is relevant to items identified in our MD&A discussion, we will enhance our disclosures by adding this information.

2.	We note your discussion of EBIT at the top of page 33 and have the following comments:

•
Based on your disclosures, you appear to define "earnings" for purposes of calculating EBIT as income from continuing operations. Please note that EBIT is defined in our Release No. 33-8176 and in Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at  www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, and that "earnings" is intended to mean net income. If you wish to calculate your non-GAAP measure differently than described in our adopting release, you should revise its title to clearly identify the earnings measure being used. Please advise.

•
We read that you believe this measure is useful to investors because it allows them to evaluate your operating performance using the same measure analyzed internally by you and El Paso management. In future filings, please expand your disclosure to explain in better detail the purposes for which management uses this measure to evaluate your operating performance. For example, if this measure is used to determine employees' bonuses or other compensation, you should disclose that. As another example, if you use this measure solely for informational purposes when comparing yourself to your competitors, you should disclose that. Refer to Item 10(e)(l)(i)(C) and (D) of Regulation S-K.

Response
The term EBIT that is used as a performance measure in our MD&A excludes interest and income taxes and also does not exclude any other “recurring” or other items to arrive at EBIT.  In our definition of EBIT, the reference to “items that do not impact our income from continuing operations” is a reference to discontinued operations, of which there were none in the periods presented. We do not believe that our definition of EBIT, as it is being used and defined in the context of an MD&A discussion, is inconsistent with the requirements of Item 10(e) of Regulation S-K and the Commission’s adopting release regarding Non-GAAP Financial Measures.  However, in future filings for MD&A discussions, we will revise our disclosure as follows:

"We define EBIT as net income adjusted for (i) income taxes, (ii) interest and debt expense, net (iii) affiliated interest income, and (iv) the impact of discontinued operations. We exclude interest and debt expense from this measure so that investors may evaluate our operating results without regard to our financing methods. EBIT may not be comparable to measurements used by other companies. Additionally EBIT…"

As discussed in our reasons for the use of EBIT on page 33 of our Form 10-K, our parent Company, El Paso Corporation, discloses EBIT as the performance measure it uses to evaluate the operating performance of its segments as required under SFAS No. 131.  We believe it is important for our investors, who in many cases are also investors in El Paso, to receive consistent analysis using a consistent measure, and accordingly we have utilized the same definition of EBIT as our parent.

Additionally, we have reviewed the disclosure requirements of Item 10(e)(i)(c) and (d) of Regulation S-K, and believe that our 2008 Form 10-K disclosures meet the requirements of that item, as follows:

•
we present net income, the most directly comparable GAAP financial measure, in a table with equal prominence, explaining that EBIT should be considered in conjunction with net income and other GAAP measures;

•	we provide a reconciliation of our EBIT to our net income; and
•
we discuss why we believe EBIT provides useful information to our investors.  In particular, we disclose that we utilize EBIT to internally measure our operating performance and also present such measure to allow investors to analyze our operating performance utilizing the same measure as our management.

You should also note that we have prepared our response above based on a response provided to you on a similar question received by our affiliate registrant, Colorado Interstate Gas Company, in your letter dated July 8, 2005 to which our response is dated July 26, 2005.

Distributable Cash Flow, page 35

3.	We note your inclusion of the non-GAAP financial measure, Distributable Cash Flow, and have the following comments:

•	Please clarify for us if this non-GAAP financial measure is a performance measure, a liquidity measure, or both.

•
To help us better understand why you present Distributable Cash Flow, please tell us and disclose if your partnership agreement specifies how to calculate the cash available for distribution to your partners, and if so, whether this measure is the same as the calculation specified in your partnership agreement. If your Distributable Cash Flow measure is not specified in your partnership agreement, please explain to us why this particular calculation of cash available for distributions would be meaningful or why you would present this measure rather than a measure specified in your partnership agreement. Also explain to us, and revise your disclosure to clarify, why this calculation differs from the actual cash distributed to your partners.

•	If Distributable Cash Flow is a performance measure, please clarify for us how management uses it to measure performance, as the disclosure in your second paragraph is overly broad. Also tell us how you determined that your current disclosures fully comply with the disclosures indicated by Question 8 from our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

•	If Distributable Cash Flow is a liquidity measure, please clarify for us why you have not reconciled it to cash flow from operations and how you considered the guidance in Item l0(e)(l)(ii)(A) of Regulation S-K that prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non- GAAP liquidity measures. Also refer to Question 12 from our Non-GAAP FAQ.

•
Additionally, tell us why your discussion of Distributable Cash Flow refers to Adjusted EBITDA and presents subtotals for both EBIT and Adjusted EBITDA within your reconciliation of Distributable Cash Flow to Net Income. Please note that EBIT and Adjusted EBITDA are non-GAAP measures that also are subject to the guidance in Item 10 of Regulation S-K and our Non-GAAP FAQ, and tell us how your current presentation of these measures fully complies with this guidance.

Response
We use Distributable Cash Flow as a non-GAAP financial measure of our performance. We believe that the use of Distributable Cash Flow provides information about the financial performance of our business activities, as these activities underpin the availability of cash flows to fund the cash distributions we pay to our unitholders.

Our partnership agreement requires that our unitholders receive quarterly distributions of all Available Cash (generally defined as cash on hand at the end of that quarter, less cash reserves maintained by our general partner to (i) provide for the proper conduct of our business, including necessary maintenance capital expenditures; (ii) comply with applicable law, any of our debt instruments or other agreements; and (iii) provide funds for distribution to our unitholders and to our general partner for any one or more of the next four quarters).

Available Cash is a static liquidity concept that does not take into account operational performance over a specific period of time.  We use Distributable Cash Flow, which is not specifically identified in our partnership agreement, as a proxy for Available Cash as it provides meaningful information to our unitholders relating financial operating performance to our cash distribution capability. It also makes it easier for investors to compare us against our peers and provides them with useful information about our ability to grow our business and future distributions. Distributable Cash Flow differs from actual cash distributions by the amount of cash reserves.  We have provided the required reconciliation of Distributable Cash Flow to Net Income and other than the items noted in the reconciliation, we did not adjust for any other items affecting our financial performance in compliance with the Commission’s Non-GAAP FAQ #8.

In our reconciliation of Distributable Cash Flow to Net Income, we subtotaled to EBIT to allow for comparability to EBIT disclosed in our Results of Operations where we reconciled this non-GAAP measure to Net Income.  We subtotaled to Adjusted EBITDA as we considered that measure to be part of the definition of Distributable Cash Flow rather than as a separate non-GAAP measure to be reconciled to Net Income.

Within our 2008 Form 10-K, we believe we met the disclosure requirements of Item 10 of Regulation S-K and the Commission’s Non-GAAP FAQ for Distributable Cash Flow and EBIT as follows:

•
we present net income, the most directly comparable GAAP financial measure, in a table with equal prominence, explaining that EBIT and Distributable Cash Flow should be considered in conjunction with net income and other GAAP measures;

•	we provide a reconciliation of our EBIT and Distributable Cash Flow to our net income; and
•	we discuss why we believe EBIT and Distributable Cash Flow provide useful information to our investors as noted above.

In our discussion of Distributable Cash Flow, we define Adjusted EBITDA and reconcile such amount to Net Income.  In future filings, we will enhance our disclosures surrounding this non-GAAP measure to discuss why we believe Adjusted EBITDA provides useful information to our unitholders.  For additional clarity, we will add a cross-reference to our non-GAAP disclosures regarding EBIT in our Results of Operations.

Critical Accounting Policies and Estimates, page 40

4.
We read that the only accounting policy you have identified as critical is accounting for your regulated operations under the provisions of SFAS No. 71. Please explain to us in more detail how you determined that none of your other accounting policies were critical, especially considering that your property, plant, and equipment and investments in unconsolidated affiliates comprise 95% of your total assets and an impairment in those assets could have a material impact on your financial statements. If you believe that impairment of these assets is not likely because the assets relate to regulated operations and your regulated rates are intended to recover all of your costs plus a reasonable rate of return, please explain this to us.

Response
We consider critical accounting policies to be those that are most important to the portrayal of the company's financial condition and results of operations and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We do not believe that any of the significant accounting policies disclosed in Item 8, Financial Statements and Supplementary Data, Footnote 1 require difficult, subjective or complex judgments other than accounting for our regulated operations.

In particular, we do not believe that an impairment of our property, plant and equipment is likely because substantially all of these assets relate to our regulated operations and our regulated rates are intended to recover all of our costs plus a reasonable rate of return.  In addition, we do not believe that an impairment of our investments in unconsolidated affiliates is likely because substantially all of the assets within those investments also relate to regulated operations whose regulated rates are intended to recover all of their costs plus a reasonable rate of return.

Financial Statements of El Paso Pipeline Partners, LP

Consolidated Balance Sheet, page 47

5.
Please tell us how you considered the guidance in SAB Topic 4F to present both the number of equity units authorized and outstanding for each ownership class. Either confirm to us that you will present this information in future filings, or tell us why you do not believe you need to disclose the number of units authorized.

Response
Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.  Accordingly, all of our issued units are authorized and outstanding, and there is an unlimited number of units that are authorized beyond those currently issued.  In future filings, we will clarify on our balance sheet that all of our issued units are also outstanding as well as provide further clarification on authorized shares in the footnotes to our Form 10-K.

Consolidated Statements of Partners’ Capital, page 49

6.
Please explain to us how you determined the amounts allocated to the limited and general partners in 2007. For example, we note that the total amount of net income allocated before and after your conversion to a partnership is $66.7 million, comprised of $56.8 million before November 20, 2007 and $9.9 million after November 20, 2007. However, the total amount of net income for 2007 on the Consolidated Statement of Income was $65.6 million.

Response
In preparing our 2008 Form 10-K compared to our 2007 Form 10-K, we adjusted our rounding methodology from millions in 2007 to hundreds of thousands in 2008.  In the process of converting our historical 2007 amounts using this methodology, we inadvertently rounded our 2007 net income amounts incorrectly.  The total amount of net income allocated before our conversion to a partnership should have been reported as $55.7 million in our consolidated statements of partners’ capital.  In addition, distributions prior to our conversion to a partnership should have been reported as $(55.8) million in our consolidated statements of partners’ capital.  In future filings, we will correct amounts included in these 2007 line items in our consolidated statements of partners’ capital for these inconsequential errors.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies, page 50

7.
We read under the heading "Regulated Operations" at the top of page 51 that your interstate natural gas pipelines and storage operations are regulated by the FERC. Please explain to us how you considered disclosing either here or elsewhere in your footnotes a breakout of your regulatory assets and liabilities. We also note that you have identified accounting for cost-based regulation as your critical accounting policy and so it appears to us that your regulatory assets and liabilities may be material and important to your investors.

Response
As described in Note 1 to our Consolidated Financial Statements, our regulatory assets and liabilities primarily include those related to the equity return component on regulated capital projects and our fuel and related gas cost recovery mechanism. We include separate line items in our balance sheets for our current and non-current regulatory assets and our current regulatory liabilities. We had no non-current regulatory liabilities as of December 31, 2008 and less than $0.2 million as of December 31, 2007.

Our current regulatory assets and liabilities relate primarily to our fuel recovery and related gas cost recovery mechanism. Our non-current regulatory assets relate primarily to our equity return component on regulated capital projects. In future filings, we will expand our disclosure to describe the nature of these assets and liabilities in relation to the line items in our balance sheet.

8.
If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, consider disclosing the nature and amount of each asset and its remaining recovery period. We believe the best practice regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, explain supplementally why you believe they are probable of recovery in the future. Refer to the requirements of paragraph 20 of SFAS 71.

Response
As disclosed in our balance sheet, our regulatory assets totaled $18.4 million and $9.0 million as of December 31, 2008 and 2007. As described in footnote 1 to our consolidated financial statements, our regulatory assets primarily include those related to the equity return component on regulated capital projects and our fuel and related gas cost recovery mechanisms. We settle amounts related to our fuel and related gas cost recovery mechanism annually.  Amounts recorded related to the equity return component on regulated projects are amortized over the life of the asset. In future filings, we will provide additional disclosures for any individual regulatory asset that is considered significant to our financial statements to allow a reader to determine whether or not these items are included in the rate base on which we are allowed to earn a current return, as well as the period over which these amounts are recoverable.

9.
We note your disclosures under the heading "Partners' Capital" on page 53. Please tell us how you considered the disclosure requirements of paragraph 4 of SFAS 129. In this regard, you appear to discuss the subordinated units within Note 3, but you do not appear to have provided a similar discussion of the common units and the general partner units.

Response
In our assessment of the disclosure requirements of paragraph 4 of SFAS 129, we believe we have provided a reader sufficient information to determine the pertinent rights and privileges of our various securities outstanding (e.g. currently our common, subordinated, and general partner units). Where these rights were not reflected in either the tabular presentations (e.g. the general, limited, and subordinated partners right to receive income allocations and the distributions to common and subordinated unitholders), we provided additional details on the pertinent rights and privileges of our units including (i) that our common units have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.28750 per common unit, plus any arrearages, before any distributions of available cash from operating surplus may be made on the subordinated units (ii) the unique participation rights related to the incentive distribution rights held by our general partner that pay an increasing percentage interest in quarterly distributions of cash based on the level of distribution to all unitholders, and (iii) a description of the subordination period related to our subordinated untiholders.

In future filings, we will reconsider the structure of our disclosure to allow for greater clarity into the pertinent rights and privileges of each type of security.

Note 4. Long Term Financing Obligations, page 57

10.
We note that your debt is a material obligation for your company. We also note your discussion of your debt covenants related to your $750 million credit facility, $175 million of senior unsecured notes and $10 million note payable to El Paso Corporation. We have the following comments:

•	Please consider providing an affirmative statement to your readers, if true, that you were in compliance with all such covenants at the date of your balance sheet.

•
Please consider quantifying your consolidated leverage ratio and your interest coverage ratio as of the most recent year end to provide your investors with better insight into the likelihood of any defaults on these debt covenants. Similarly, you should also consider quantifying your highest consolidated leverage ratio and lowest interest coverage ratio during the period, as we believe this provides your investors with better context within which to analyze your liquidity.

•
Furthermore, to the extent that there is uncertainty about your ability to continue to comply with such covenants, such as if you are currently very close to exceeding a covenant measure and you do not expect this situation to improve in the near future, you should provide your readers with insight into this risk and uncertainty either here or in your MD&A discussion of liquidity.

Response
In response to your comments, we note the following:

•	In future filings, we will provide an affirmative statement to our readers that we are in compliance with all of our debt covenants at the date of our balance sheet.
•
In our 2008 Form 10-K filing, we did not include the consolidated leverage ratio and interest coverage ratio based on the significant amount of “cushion” that exists related to these ratios as of the end of each quarter during the year ended December 31, 2008.  In future filings we will consider providing more information about our compliance with these covenants if our actual ratios approach or are likely to approach the ratios permitted by our debt covenant.

•
As noted above,  we do not currently expect there to be uncertainty about our ability to continue to comply with our covenants, such as if we were currently very close to exceeding a covenant measure and did not expect this situation to improve in the near future.  However, should this situation exist in the future we will provide additional disclosure in our future filings addressing any such uncertainties.

Note 8. Investments in Unconsolidated Affiliates and Transactions with Affiliates, page 60

11.
Please explain to us the difference between the amount shown on page 60 as the investment in CIG at December 31, 2008 of $322.1 million and your proportionate share of net assets of CIG at December 31, 2008 of $313.2 million shown on page 61. We note that these amounts agree for CIG as of December 31, 2007 and for SNG as of December 31, 2008 and December 31, 2007.

Response
The difference between our investment in CIG and our proportionate share of their net assets at December 31, 2008 relates to goodwill that El Paso Corporation recorded when it acquired CIG in previous years.  This goodwill is not recorded on CIG’s stand-alone financial statements as permitted by the SEC staff’s interpretive response to Question 2 of SAB Topic 5-J, and accordingly we have not reflected in it in our disclosure of our proportionate share of net assets of CIG.  As disclosed in footnote 2, we recorded the acquisition of our interests in CIG at El Paso Corporation’s historical cost. The goodwill amount was not recorded in 2007 in conjunction with the acquisition of the original 10% interest in CIG as it was deemed to be inconsequential to our balance sheet (approximately $2 million). In 2008, we acquired an additional 30% interest in CIG and recorded our entire proportionate share of CIG’s goodwill at that time.

Controls and procedures, page 63

Evaluation of Disclosure Controls and Procedures, page 63

12.
We note that your evaluation "as to the effectiveness, design and operation of [your] disclosure controls and procedures . . . considered the various processes carried out under the direction of El Paso's disclosure committee in an effort to ensure that information required to be disclosed [in your SEC reports] is accurate, complete and timely." Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response
We believe the conclusion of our President and Chief Financial Officer on the effectiveness of our disclosure controls and procedures is consistent with guidance issued by the Commission in the Exchange Act Rules noted, Item 307 of Regulation S-K, and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-82389.htm.  Additionally, we have disclosed our conclusion consistent with our responses to previous comment letters from the SEC staff (refer to Question 3 in your letter to El Paso Corporation (our parent) dated August 30, 2007 to which they responded on September 13, 2007) and those of our affiliate, Tennessee Gas Pipeline (TGP) Company (refer to Questions 8 and 9 and related responses to TGP comment letter received November 6, 2008 and responded to on November 24, 2008).

Certain Relationships and Related Party Transactions, and Director Independence, page 74

General

13.
Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or tell us why it is not appropriate to do so.

Response
We note your request that we disclose whether the transactions and agreements described in Item 13 of our 2008 Form 10-K were comparable to terms we could have obtained from unaffiliated third parties.  Except as noted below with respect to  transportation agreements disclosed in Item 8 of our 2008 Form 10-K, we do not believe that such disclosure is appropriate as to all of the transactions and agreements described in Item 13. Certain of the transactions and agreements were entered into in connection with and to facilitate the formation by El Paso Corporation (El Paso) of us as its master limited partnership or were entered into due to the unique ownership relationships among El Paso, us, Southern Natural Gas Company (SNG) and Colorado Interstate Gas Company (CIG).  These transactions and agreements generally could not have been entered into with unaffiliated third parties, and in any event were entered into without regard to whether such transactions and agreements could have been entered into with unaffiliated third parties.  In future filings, to the extent there are reportable transactions or agreements, we will clarify whether such transactions and agreements were not as a result of arm's length negotiations.

In Note 8 to our Consolidated Financial Statements included in Item 8 of our 2008 Form 10-K, we disclosed that we provide natural gas transportation services to affiliates under long-term contracts entered into in the normal course of our business and on the same terms as with non-affiliates.  In future Form 10-Ks, we will include a similar disclosure in Item 13.

We believe that we have filed as exhibits all of the agreements discussed in Item 13 of our 2008 Form 10-K that are required to be filed by Item 601 of Regulation S-K.  Those agreements discussed in Item 13 that we have not filed are not required to be filed for one or more of the following reasons:

•
The agreement is not material to us, even though disclosure of the transaction or agreement is required under Item 404(a) of Regulation S-K or we have voluntarily disclosed the transaction or agreement under Item 13 of Form 10-K.

•
Neither we nor any of our subsidiaries is a party to the agreement or has a beneficial interest in the agreement.  This would apply to agreements to which SNG or CIG, neither of which is our subsidiary, is a party but neither we nor any of our subsidiaries is a party.

•	The agreement was entered into in the ordinary course of our business and is immaterial in amount or significance.

In future filings, we will continue to file all exhibits required to be filed by Item 601 of Regulation S-K.

Financial Statements of Colorado Interstate Gas Company and Southern Natural Gas Company

Report of Independent Registered Public Accounting Firm, page 83 and page 103

14.
We note the reference in the audit opinion for both Colorado Interstate Gas Company and Southern Natural Gas Company to a financial statement schedule listed in the Index at Item 15(a). Please clarify for us to what schedule you are referring and whether it is included in this annual report on Form 10-K or not. If necessary, please revise future filings to ensure that these audit opinions do not refer to schedules that do not appear in your Form 10-K.

Response
The financial statement schedule referred to in the audit opinions for both Colorado Interstate Gas Company and Southern Natural Gas Company is Schedule II, Valuation and Qualifying Accounts, included in Colorado Interstate Gas Company’s 2008 Form 10-K and Southern Natural Gas Company’s 2008 Form 10-K.  In future filings, to the extent such schedules are required, we will include these schedules in our Annual Report on Form 10-K. It should be noted that the material information contained in the schedules is also included in the notes to the financial statements.

Note 1. Summary of Significant Accounting Policies, page 88 and page 109

15.
We read that Colorado Interstate Gas Company primarily generates its revenues from natural gas transportation, storage and processing services and Southern Natural Gas Company primarily generates its revenues from natural gas transportation and storage services. Please tell us whether the rates charged for these storage and processing services are market rates or whether the rates are set by the FERC at a level intended to recover your costs plus a reasonable rate of return. If any of these companies' property, plant and equipment is used in operations that charge market rates, these assets would appear to be subject to significantly different risks of impairment than assets used in regulated operations in which the rates were set by the FERC and calculated to recover your costs, and we believe such assets, the related accumulated depreciation and the related useful lives should be presented separately in your footnotes to provide valuable information to your readers.

Response
Substantially all of the rates charged by Colorado Interstate Gas Company and Southern Natural Gas Company for their natural gas transportation and storage services are either set by the FERC or are based on rates allowed by the FERC at a level intended to recover their costs plus a reasonable rate of return. Colorado Interstate Gas Company also has processing operations which are subject to Colorado Interstate Gas Company’s regulated gas processing cost tracking pass-through mechanism and earns a reasonable rate of return on its processing facilities through the rates it charges on its natural gas transportation services.

Exhibit 99 - Consolidated Balance Sheet of El Paso Pipeline GP Company, LLC

16.
Where applicable, please apply our above comments concerning the financial statements of El Paso Pipeline Partners, LP to the consolidated balance sheet and related footnotes of El Paso Pipeline GP Company, LLC.

Response
Each of our responses above addresses both the financial statements of El Paso Pipeline Partners, L.P. and the consolidated balance sheet and related footnotes of El Paso Pipeline GP Company, L.L.C.

In connection with providing these responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter or need further information to assist you in our review, please contact me at (713) 420-5700.

Sincerely,

   /s/ John R. Sult
John R. Sult
Senior Vice President, Chief
Financial Officer and Controller